April 12, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

RE: Spirit AeroSystems Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 17, 2023

File No. 001-33160

Dear Ms. Hooker and Mr. Stertzel:

This letter sets forth Spirit AeroSystems Holdings, Inc.’s (the “Company”) response to the comment letter, dated April 3, 2023, from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) For your convenience, your comment is set forth below, followed by the Company’s response.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, Business Combinations and Goodwill page 41

1.	We note your disclosure which states you performed your goodwill impairment analysis using the quantitative approach as of the beginning of the fourth quarter of 2022 and concluded that no impairment existed. We also note the majority of your goodwill balance was recognized in connection with the 2020 acquisition of the Bombardier Businesses and that you have subsequently sustained substantial operating losses for all periods presented. In future filings beginning with your next quarterly report, please expand your disclosure to state whether or not the fair value of your reporting units "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value.

Company Response:

The Company advises the Staff that as of September 30, 2022, the Company performed its annual goodwill impairment test, which resulted in the estimated fair values of our reporting units all substantially exceeding their carrying values. Goodwill is assessed for impairment annually on the first day of the fourth quarter, or whenever events or circumstances indicate that it is more likely than not that the estimated fair value of a reporting unit is below its carrying value. Since September 30, 2022, no circumstances have arisen which would indicate that the carrying value of any reporting unit is at risk of dropping below its estimated fair value or that would cause management to revise the assumptions in the annual goodwill impairment test completed as of September 30, 2022.

Disclosure to include in the Company’s Form 10-Q for Q1 2023 and forward

The Company intends to add the following disclosure (or substantially similar disclosure) within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Quarterly Report on Form 10-Q for the period ended March 30, 2023, as well as future filings.

Goodwill

Goodwill is assessed for impairment annually on the first day of the fourth quarter, or whenever events or circumstances indicate that it is more likely than not that the estimated fair value of a reporting unit is below its carrying value.

For the year ended December 31, 2022, in accordance with our annual assessment policy, we opted to bypass the qualitative assessment and performed a quantitative assessment to test goodwill for impairment.

As part of our impairment assessment, we utilized a third-party to assist us with estimating the fair value of each of our respective reporting units under both the income approach and the market approach with equal weighting applied to the results of each approach. These approaches require making assumptions regarding long-term growth rates, revenue and earnings projections, estimation of cash flows, discount rates, and market and company-specific factors.

The results of our annual assessment indicated that the fair value substantially exceeded the carrying value for each reporting unit, and as a result, no impairment existed as of the annual assessment date during the fourth quarter of 2022. Further, we have not identified any indications of impairment to prompt an interim impairment assessment for the quarter ended March 30, 2023.

The Company appreciates your consideration of the foregoing responses. Please contact the undersigned (by telephone at (316) 523-7132 or by email at mark.j.suchinski@spiritaero.com) if you have any questions.

Very truly yours,

/s/ Mark Suchinski

Mark Suchinski

Senior Vice President, Chief Financial Officer

Spirit AeroSystems Holdings, Inc.

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